February 9, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed January 27, 2021
File No. 333-233586

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (the “Company”, “our” or “we”) received your comments via telephone on February 8, 2021 to the Company’s amended registration statement on Form S-1, as submitted to the Securities and Exchange Commission (the “Commission”) on January 27, 2021 (the “S-1”). This letter responds to your telephone comments and this letter and the latest amendment to the S-1 are being filed on EDGAR concurrently. We have repeated your comments in italics and then provided our response below each comment.

Amendment No. 8 to Registration Statement on Form S-1

General

Comment No. 1: In your response to Comment #1 you state that you will file a pre-effective amendment in the event that the reverse common stock split ratio changes. Please advise us why investors would not be able to check the “actual post-split stock price.”

Response:

We do not anticipate at this time that the reverse stock split ratio or per unit price will change from the assumed ratio of 15:1 and assumed $6.00 per unit price stated in Amendment No. 8 to the S-1. Amendment No. 9 to the S-1 does not reflect a change in such ratio or price. Although investors have been solicited by the underwriters using the preliminary prospectus forming a part of the S-1, which includes assumptions regarding the reverse stock split ratio and per unit price, such investors will only be given the opportunity to commit to purchase the units in this offering once the offering has priced, the reverse stock split has occurred, and after such investors have received a final Rule 424 prospectus. At such time, investors would be able to check the “actual post-split stock price” before committing to purchase the Company’s units in this offering and before the closing of the offering.

Comment No. 2: Please check the Rule 415 box on the facing page and confirm that you are using the registration statement to cover the exercise of warrants.

Response: We have revised the facing page to check the Rule 415 box and confirm that we are using the S-1 to register the warrants included in the units being registered on the S-1 as well as the underwriters’ warrants under the Securities Act of 1933, as amended.

gaucho group holdings, Inc. group (otcqb:vino)

8 UNION SQUARE SOUTH, suite 2a, New York, NY 10003

(main) 212.739.7700 (fax) 212.655.0140 | www.gauchoholdings.com

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.